January 14, 2008
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

RE:	The Allied Defense Group, Inc.
Application for Withdrawal of Registration Statement on Form S-1, filed November 7, 2006 (File No. 333-138484)
Ladies and Gentlemen:
In connection with the captioned filing, The Allied Defense Group, Inc., a Delaware corporation (the “Company”), hereby makes this application, in accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), for the withdrawal of the Company’s registration statement on Form S-1 (File No. 333-138484) originally filed on November 7, 2006, including the amendments thereto (collectively, the “Registration Statement”).
As a result of a restructuring of the certain of the Company's securities, registration of the securities covered by the Registration Statement is no longer necessary.
In accordance with Rule 477(c) under the Securities Act, the Company hereby advises that no securities were sold in connection with the offering contemplated by the Registration Statement.
The Company hereby requests that a written order granting the withdrawal of the Registration Statement be issued by the Commission as soon as possible. Please fax a copy of the written order as soon as it is available to the attention of the undersigned at the following facsimile number: (703) 847-5334. It is the Company’s understanding that, in accordance with Rule 477(b) under the Securities Act, this application for withdrawal of the Registration Statement will be deemed granted at the time the Company’s application for withdrawal is filed with the Commission unless, within 15 calendar days after such application is filed, the Commission notifies the Company that the application for withdrawal will not be granted.
If you have any questions regarding this application, please do not hesitate to contact the undersigned at (703) 847-5268.

Very truly yours,

THE ALLIED DEFENSE GROUP, INC.

/s/ Deborah F. Ricci
By: Deborah F. Ricci, CFO